UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number 001-39005

SUNDIAL GROWERS INC.

(Registrant’s name)

#200, 919 - 11 Avenue SW

Calgary, AB T2R 1P3

Tel.: (403) 948-5227

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNDIAL GROWERS INC.
Date: April 24, 2020	By:	/s/ Zach George
	Name:	Zach George
	Title:	Chief Executive Officer and Director

EXHIBIT

Exhibit	Description of Exhibit
99.1	Notice of meeting and information circular dated April 20, 2020 for the Annual General and Special Meeting of Shareholders to be held virtually on May 20, 2020 at 1:00 p.m. (Calgary Time).
99.2	Form of Proxy – Annual General and Special Meeting to be held on May 20, 2020.